UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-24948

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.

30000 Aurora Road,

Solon, Ohio 44139

PARK VIEW FEDERAL SAVINGS BANK

401(k) PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

December 31, 2011

Park View Federal Savings Bank 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Park View Federal Savings Bank 401(k) Plan

Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK 401(k) PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank 401(k) Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets held for investment purposes at end of year, together referred to as supplemental information, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.
Certified Public Accountants

June 15, 2012
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank

401(k) Plan

	December 31
	2011	2010
ASSETS
Receivable - Employee contributions	$—	$53

Investments:
Frontier Trust Interest-bearing cash	26	19
Merrill Lynch Retirement Preservation Trust	—	684,679
GM ML Retirement Preservation Trust	—	69,120
Federated Capital Preservation Fund	513,630	—
GM Federated Capital Preservation Fund	56,838	—
Investments in Mutual Funds	2,485,297	2,560,822
PVF Capital Corp. Stock	425,810	570,768

Total Investments	3,481,601	3,885,408

Total Assets	3,481,601	3,885,461

LIABILITIES	—	—

Net Assets Available for Benefits	3,481,601	3,885,461

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	107,627	—

Net Assets Available for Benefits	$3,589,228	$3,885,461

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank

401(k) Plan

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employee	$403,529	$359,656
Rollover	90,296	—

	493,825	359,656

Interest and dividend income	52,773	54,452
Net realized / unrealized gain on investments	—	229,438

Total Additions	546,598	643,546

Deductions from Net Assets Attributed to:
Benefits paid to participants	672,089	651,674
Administrative expenses	4,971	1,725
Net realized / unrealized loss on investments	165,771	—

Total Deductions	842,831	653,399

Net Decrease	(296,233)	(9,853)

Net Assets Available for Benefits:
Beginning of Year	3,885,461	3,895,314

End of Year	$3,589,228	$3,885,461

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

1.	Description of Plan

The following description of the Park View Federal Savings Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the service and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated effective April 1, 2010. An employee will be eligible to become a participant in the Plan for purposes of becoming a contributing participant (and thus eligible to make elective deferrals), receiving matching contributions, or receiving an allocation of any employer profit sharing contributions, as applicable, after completing three (3) consecutive months of eligibility service.

Eligibility:

All employees of the Company age eighteen and older and who are employed for three consecutive months of service are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option - Participants may elect 1% to 50% of their compensation to be contributed to the Plan.

Employer Contributions - The Company makes contributions to each eligible participant’s account by matching up to 50% of the first 4% contributed by the participant for the plan year. Effective July 1, 2009, the Employer match was suspended.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only non-highly compensated participants in proportion to each eligible participant’s compensation as a ratio of all eligible participants’ compensation.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

1.	Description of Plan, Continued

Contributions, Continued:

Profit Sharing Contributions - The Company may also make a profit sharing contribution at its discretion.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer contributions, earnings and losses thereon.

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan. Participants are vested in Company contributions and Company profit sharing contributions according to the following schedule:

Years of Service	%
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures:

Forfeitures of $4,971 and $1,725 were utilized in 2011 and 2010, respectively. Forfeitures outstanding at December 31, 2011 and 2010 were $2,342 and $2,312, respectively.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

1.	Description of Plan, Continued

Participants’ Loans:

Participant loans are not permitted under the Plan.

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution. Benefits are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan’s investment broker. Money market funds are stated at cost which approximates market value. Common shares of the Company’s parent, PVF Capital Corp., are stated at fair value as measured by quoted market prices.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

2.	Summary of Significant Accounting Policies, Continued

Reporting of Fully Benefit-Responsive Investment Contracts:

As described in current accounting guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value is based on various valuation approaches dependent on the underlying investments on the contracts.

Administrative Fees:

Certain professional fees of the Plan were paid on behalf of the Plan by the Company. Forfeitures were utilized to pay Plan expenses in 2011 and 2010.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Subsequent Events:

The Plan evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

2.	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investments include investments in mutual funds, common collective trusts and common stock with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3.	Tax Status

On March 31, 2008, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since that time, the Plan has been amended, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

4.	Investments

Investments which constitute more than 5% of the Plan’s net assets are:

	2011	2010
Merrill Lynch Retirement Preservation Trust	N/A	$684,679
Federated Capital Preservation Fund	$513,630	N/A
BlackRock Global Allocation Fund Inc.	N/A	$208,163
GM BlackRock Equity Dividend Fund	$189,974	N/A
PVF Capital Corp. Stock	$425,810	$570,768

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

5.	Party-in-Interest Transactions

The Plan invests in common shares of PVF Capital Corp., therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Frontier Trust, the Trustees as defined by the Plan, and therefore these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

6.	Collective Investment Fund

Effective February 2, 2011, the Plan entered into a collective investment fund for which Federated Investors Trust Company is the trustee. The Fund holds guaranteed investment contracts, separate account guaranteed investment contracts and synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reset at monthly or quarterly according to each GIC.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) mergers, (2) mass layoffs, (3) plan termination, (4) implementation of early retirement incentive programs. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

6.	Collective Investment Fund

The guaranteed investment contract does not permit the Trustee to terminate the agreement prior to the scheduled maturity date.

Average yields:	2011	2010

Based on Actual Earnings	2.09%	N/A

Based on interest rate credited to participants	2.33%	N/A

7.	Fair Value Measurements

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

*	Level 1		Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

*	Level 2		Inputs to the valuation methodology include:

		*	Quoted prices for similar assets or liabilities in active markets:

		*	Quoted prices for identical or similar assets or liabilities in inactive markets:

		*	Inputs other than quoted prices that are observable for the asset or liability;

		*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

*	Level 3		Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

7.	Fair Value Measurements, Continued

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common stock:

The fair value of the common stock is based on quoted market prices.

Mutual funds:

The fair value of the mutual funds are based on quoted market prices.

Guaranteed investment contract:

All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently. As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises. Any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal. Finally, when a security is no longer covered by a wrap contract, there may be an increase or decrease to the interest crediting rate, depending on the principal amount of the security and its market value relative to its book value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

7.	Fair Value Measurements, Continued

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2011, by ASC 820-10 valuation hierarchy (as described above). There were no assets that fell within Level 3 of the valuation hierarchy.

	Quoted Market Prices in Active Markets (Level 1)	Models with significant observable market parameters (Level 2)	Total Carrying Value in the Statement of Net Assets Available for Benefits
Common stock-financial	$425,810	$—	$425,810
Interest bearing cash	26	—	26
Mutual funds:
Equity/Stock Funds	1,692,971	—	1,692,971
Fixed Income/Bond Funds	416,797	—	416,797
Other	375,529	—	375,529
Guaranteed investment contract	—	570,468	570,468

Total Assets	$2,911,133	$570,468	$3,481,601

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2010, by ASC 820-10 valuation hierarchy (as described above). There were no assets that fell within Level 3 of the valuation hierarchy.

	Quoted Market Prices in Active Markets (Level 1)	Models with significant observable market parameters (Level 2)	Total Carrying Value in the Statement of Net Assets Available for Benefits
Common stock-financial	$570,768	$—	$570,768
Interest bearing cash	19	—	19
Mutual funds:
Equity/Stock Funds	1,643,889	—	1,643,889
Fixed Income/Bond Funds	487,698	—	487,698
Other	429,235	—	429,235
Guaranteed investment contract	—	753,799	753,799

Total Assets	$3,131,609	$753,799	$3,885,408

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

8	Subsequent Event

The Plan was amended and restated effective January 1, 2012 to reflect an exclusion of individuals indicated as being leased or interns for purposes of becoming a contributing participant. The amended Plan authorizes Roth elective deferrals in addition to pre-tax elective deferrals; Roth direct rollovers; Roth indirect rollovers; in-service distributions from Roth elective deferrals; and hardship availability for Roth elective deferrals. The amended Plan will also allow for participant loans.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank

401(k) Plan

EIN 13-5565207

Plan Number 002

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Frontier Trust Interest-bearing cash	Money Market Fund	N/A	26
^^	Federated Capital Preservation Fund	Common Collective Trust	N/A	610,534
^^	GM Federated Capital Preservation Fund	Common Collective Trust	N/A	67,561
	Alger Capital Appreciation Fund Class A	Mutual Fund	N/A	88,728
	Allianz NFJ Small Cap Value Fund - A	Mutual Fund	N/A	6,434
	American Funds EuroPacific Growth R3	Mutual Fund	N/A	105,096
	BlackRock Equity Dividend Fund	Mutual Fund	N/A	65,660
	BlackRock Global Allocation Fund Inc.	Mutual Fund	N/A	173,306
	BlackRock Mid Cap Value Opportunities Fund	Mutual Fund	N/A	61,135
	BlackRock S&P 500 Index Class A	Mutual Fund	N/A	157,229
	BlackRock U.S. Opportunities Portfolio A	Mutual Fund	N/A	9,931
	Columbia Seligman Communications & Info Fund Class A	Mutual Fund	N/A	47,507
	Delaware Diversified	Mutual Fund	N/A	48,925
	GM Alger Capital Appreciation Fund Class A	Mutual Fund	N/A	140,088
	GM Allianz Small Cap Value Fund A	Mutual Fund	N/A	28,293
	GM American Funds EuroPacific Growth R3	Mutual Fund	N/A	162,155
	GM BlackRock Equity Dividend Fund	Mutual Fund	N/A	189,974
	GM BlackRock US Opportunities Portfolio	Mutual Fund	N/A	43,595
	GM Delaware Diversified	Mutual Fund	N/A	140,118
	GM JPMorgan Small Cap Equity Fund A	Mutual Fund	N/A	46,055
	GM MFS Government Securities Fund Class A	Mutual Fund	N/A	118,223
	GM Perkins Mid Cap Value Fund - A	Mutual Fund	N/A	54,334
	Janus Balanced Fund - A Shares	Mutual Fund	N/A	162,681
	Janus Forty Fund A	Mutual Fund	N/A	45,725
	JP Morgan Small Cap Equity Fund A	Mutual Fund	N/A	155,355
	MFS Government Securities Fund Class A	Mutual Fund	N/A	45,548
	Nationwide Investor Destination Aggressive Fund	Mutual Fund	N/A	106,308
	Nationwide Investor Destination Conservative Fund A	Mutual Fund	N/A	19,739
	Nationwide Investor Destination Mod Fund A	Mutual Fund	N/A	59,409
	Nationwide Investor Destination Moderate Aggressive A	Mutual Fund	N/A	109,273
	Nationwide Investor Destinations Mod Con Fund	Mutual Fund	N/A	122
	Neuberger Berman Genesis Fund	Mutual Fund	N/A	788
	Perkins Mid Cap Value Fund - A	Mutual Fund	N/A	9,777
	Principal High Yield II A	Mutual Fund	N/A	63,984
	Self-Direct Cash Fund	Mutual Fund	N/A	19,803
*	PVF Capital Corp. Stock	Common Stock	N/A	425,810

				$3,589,228

^^	Stated at contract value
*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank 401(k) Plan

By:	/s/ Adeline Novak
Adeline Novak
Vice President

Date: June 15, 2012

Exhibit Index

Exhibit Number	Exhibit

23.1	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated June 15, 2012.